                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                      -------------------------------------
                         (Title of class of securities)

                                    227478104
                                    ---------
                                 (CUSIP number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

    1)   Name of Reporting Person.          Marjorie B. Boss
                                         -------------------------

    2)   Check the Appropriate box if a Member of a Group (See Instructions).

         (a)      [ ]
         (b)      [X]

    3)   SEC Use Only......................................

    4)   Citizenship or Place of Organization.       United States
                                                    -----------------

Number of                 (5)  Sole Voting Power:  19,931
Shares Beneficially                                ------
Owned By                  (6)  Shared Voting Power:  831,000 (1,733,400 if Class B common
Each Report-                                         ------------------------------------
ing Person                     stock beneficially owned is converted to Class A common stock)
With                           --------------------------------------------------------------
                          (7)  Sole Dispositive Power:  19,931
                                                        ------
                          (8)  Shared Dispositive Power: 831,000 (1,733,400 if Class B
                                                              -----------------------------
                               common stock beneficially owned is converted to Class A common
                               --------------------------------------------------------------
                               Stock)
                               ------

    9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   1,753,331 (assumes conversion of all outstanding
                                                                          -------------------------------------------------
Class B common stock to Class A common stock).
----------------------------------------------

    10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).  Excludes 159,846 shares held
                                                                                               -----------------------------
directly by reporting person's spouse for which the reporting person disclaims beneficial ownership.
----------------------------------------------------------------------------------------------------

    11)  Percent of Class Represented by Amount in Row 9.  11.7% (assumes conversion of all outstanding Class B common
                                                                -------------------------------------------------------------
stock to Class A common stock).
-------------------------------

   12)  Type of Reporting Person (See Instructions).  IN
                                                      --

    1)   Name of Reporting Person.  W. Russell Boss, Jr., Trust B dtd 12/27/67
                                    -------------------------------------------

    2)   Check the Appropriate box if a Member of a Group (See Instructions).

         (a)      [ ]
         (b)      [X]

    3)   SEC Use Only......................................

    4)   Citizenship or Place of Organization.       United States
                                                  ------------------------

Number of                 (5)  Sole Voting Power:  831,000 (1,733,400 if Class B common
Shares Beneficially                                ------------------------------------
Owned by Each Report-          stock beneficially owned is converted to Class A common stock)
ing Person                     --------------------------------------------------------------
With                      (6) Shared Voting Power: None
                                                   ----
                          (7)  Sole Dispositive Power:  831,000 (1,733,400 if Class B common
                                                        ----------------------------- ------
                               stock beneficially owned is converted to Class A common stock)
                               --------------------------------------------------------------
                          (8)  Shared Dispositive Power: None
                                                         ----

    9)   Aggregate Amount Beneficially Owned by Each Reporting Person.   1,733,400 (assumes conversion of all outstanding
                                                                         --------------------------------------------------
Class B common stock to Class A common stock).
----------------------------------------------

    10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

                Not applicable.

    11)  Percent of Class Represented by Amount in Row 9.  11.5% (assumes conversion of all outstanding Class B common stock
                                                           ------------------------------------------------------------------
to Class A common stock).
-------------------------

    12)  Type of Reporting Person (See Instructions).  OO
                                                       --

Item 1(a).        Name of Issuer.
                  --------------
                  A.T. Cross Company.

Item 1(b).        Address of Issuer's Principal Executive Offices.
                  -----------------------------------------------
                  One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).        Name of Person Filing.
                  ---------------------
                  (i)  Marjorie B. Boss
                 (ii)  W. Russell Boss, Jr., Trust B dtd 12/27/67

Item 2(b).        Address of Principal Business Office.
                  ------------------------------------

                  (i), (ii) One State Street
                            Suite 200
                            Providence, RI 02908

Item 2(c).        Citizenship.
                  -----------
                  (i), (ii) United States.

Item 2(d).        Title of Class of Securities.
                  ----------------------------
                  Class A Common Stock, $1.00 Par Value.

Item 2(e).        CUSIP Number.
                  ------------
                  227478104

Item 3.           Not applicable.

Item 4.           Ownership.
                  ---------

                  (a)   Amount Beneficially Owned by Marjorie B. Boss.
                        ---------------------------------------------

                        19,931 shares of Class A Common Stock held directly by reporting person

                        831,000 shares of Class A Common Stock held in trust for which the reporting person is co-trustee.

                        902,400 shares held in trust for which the reporting person is co-trustee which may be acquired by conversion of Class B Common Stock.

                        Ms. Boss expressly disclaims beneficial ownership of 159,846 shares held by spouse.

                        Amount Beneficially Owned by W. Russell Boss, Jr. Trust dtd 12/27/67.
                        ---------------------------------------------------------------------

                        831,000 shares of Class A Common Stock

                        902,400 which may be acquired by conversion of Class B Common Stock.

                  (b)   Percent of Class.  The shares of Common Stock beneficially owned by Ms. Boss represent 11.7% of the
                        ----------------
outstanding shares of common stock of the issuer (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock).

                           The number of shares of Common Stock beneficially owned by the W. Russell Boss, Jr. Trust dtd 12/27/67 represent 11.5% of the outstanding shares of the common stock of the issuer (assumes conversion of all outstanding shares of Class
B common stock to an equal number of shares of Class A common stock).

                  (c)   Number of shares of Common Stock as to which Ms. Boss has:

                        (i)      sole power to vote or to direct the vote:  19,931.
                                                                            -------

                        (ii)     shared power to vote or to direct the vote:  831,000 (1,733,400 if all Class B shares are
                                                                              ---------------------------------------------
                                 converted to Class A shares).
                                 -----------------------------

                        (iii)    sole power to dispose or to direct the disposition of:  19,931.
                                                                                         -------

                        (iv)     shared power to dispose or to direct the disposition of:  831,000 (1,733,400 if all Class B shares
                                                                                           -----------------------------------------
                                 are converted to Class A shares).
                                 ---------------------------------

                         Number of shares of Common Stock as to which the W. Russell Boss, Jr. Trust dtd 12/27/67 has:

                        (i)      sole power to vote or to direct the vote:  831,000 (1,733,400 if all Class B shares are converted
                                                                            ------------------------------------------------------
                                 to Class A shares).
                                 -------------------

                        (ii)     shared power to vote or to direct the vote:  None
                                                                              ----

                        (iii)    sole power to vote or to direct the vote:  831,000 (1,733,400 if all Class B shares are converted
                                                                            ------------------------------------------------------

                                 to Class A shares).
                                 -------------------

                        (iv)     shared power to dispose or to direct the disposition of:  None
                                                                                           ----

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  ---------------------------------------------------------------
                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  ----------------------------------------------------------------------------------------------------------------
                  Holding Company or Control Person.
                  ---------------------------------
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not applicable.

Item 10.          Certification.
                   -------------
                  Not Applicable.

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:    February 10, 2004          /s/ Marjorie B. Boss
                                    --------------------------------------------
                                        Marjorie B. Boss

Date:    February 10, 2004          W. Russell Boss, Jr., Trust B dtd 12/27/67

                                    By: /s/ Marjorie B. Boss
                                    --------------------------------
                                          Name:Marjorie B. Boss
                                          Title:Co-Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities  Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached  statement on Schedule 13G and to all  amendments to such statement and that such  statement and all  amendments to such statement is made on behalf of each of them.

IN WITNESS  WHEREOF,  the  undersigned  hereby  execute this agreement on
February 10, 2004.

Date:    February 10, 2004          /s/ Marjorie B. Boss
                                    ----------------------------------
                                        Marjorie B. Boss

Date:    February 10, 2004          W. Russell Boss, Jr., Trust B dtd 12/27/67

                                 By: /s/   Marjorie B. Boss
                                     ---------------------------------
                                     Name: Marjorie B. Boss
                                     Title: Co-Trustee